Nasdaq Regulation

Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

December 9, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 8, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Integrity Applications, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Stock, par value $0.001

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

The Nasdaq Stock Market LLC, 805 King Farm Blvd., Rockville, MD 20850